SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                      to

Commission file Number	0-10200

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEI Investments Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEI Investments Company

1 Freedom Valley Drive

Oaks, Pennsylvania 19456

SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

Report of Independent Auditors

To the Participants and Administrator of

SEI Investments Capital Accumulation Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SEI Investments Capital Accumulation Plan (the “Plan”) at December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 10, 2003

Independent Auditors’ Report

The Plan Administrator

SEI Investments Capital Accumulation Plan:

We have audited the accompanying statement of net assets available for benefits of SEI Investments Capital Accumulation Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 21, 2002

SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

Statement of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments at fair value	$99,133,576	$118,605,726
Principal loans	1,249,508	1,499,417

Total investments	100,383,084	120,105,143

Receivables:
Employee contributions	—	166,613
Employer contributions	—	115,401

Total receivables	—	282,014

Net assets available for plan benefits	$100,383,084	$120,387,157

See accompanying notes to financial statements

SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

Statement of Changes in Net Assets Available for Benefits

December 31, 2002

Additions to (deductions from) net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(29,052,468)
Interest	127,178
Dividends	1,459,566

(27,465,724)

Contributions:
Participants	8,270,633
Employer	3,276,559

11,547,192

Total additions (deductions)	(15,918,532)

Deductions from net assets attributed to:
Benefits paid to participants	(4,085,541)

Total deductions	(4,085,541)

Net decrease	(20,004,073)

Net assets available for benefits:
Beginning of year	120,387,157

End of year	$100,383,084

See accompanying notes to financial statements

SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Plan Description

(a)	General

The following description of the SEI Investments Capital Accumulation Plan (the Plan) provides only general information. The Plan, a contributory defined contribution plan, was established effective January 1983 by the Board of Directors of SEI Investments Company (the Company). Participants should refer to the Summary Plan Document for a more complete description of the Plan’s provisions. The Plan’s sponsor is the Company.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. Generally, an employee will become eligible to join the Plan after the completion of his or her first hour of employment. However, certain employees are not eligible to become participants in the Plan. Any salary deferral contribution election will not be effective until a later date as described in the Summary Plan Document. A participant may make tax-deferred contributions to the Plan up to the lesser of 15% of eligible compensation or $11,000 for the calendar year 2002, which are deposited into a “deferral account.”

All Company contributions are discretionary and will be made out of available profits of the Company. The Company’s matching contribution may not exceed 4% of the participant’s annual eligible compensation and will be credited to the participant’s matching contribution account. In addition, the Company may make a contribution to all participants that will be allocated among eligible participants in the same proportion that each participant’s compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant’s profit-sharing account.

A participant is eligible to receive Company contributions at the point when the participant is eligible to contribute to the Plan. The Company’s matching contributions to the Plan were $3,276,559 and $4,496,911 for 2002 and 2001, respectively. The Company made no other discretionary contributions during 2002 and 2001.

(b)	Investment Options

As of December 31, 2002, contributions may be invested in the following investment options: SEI Stable Asset Fund, SEI Core Fixed Income Fund, SEI Large Cap Value Fund, SEI International Equity Fund, SEI Small Cap Growth Fund, SEI Large Cap Growth Fund, SEI Diversified Moderate Growth Fund, SEI Diversified Global Growth Fund, SEI Diversified Global Stock Fund, SEI Diversified Conservative Fund, SEI Emerging Markets Equity Fund, SEI Daily Income Treasury II Fund, and SEI Investments Company Common Stock Fund.

A description of each investment option is provided below:

SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2002 and 2001

SEI Stable Asset Fund—This fund is designed to maintain the value of the money contributed to the Plan and earn interest. The fund invests mostly in guaranteed investment contracts purchased from insurance companies and other financial institutions that are either highly rated (AAA or AA) or guaranteed by the U.S. government or its agencies. This fund’s contract value approximates fair value.

SEI Core Fixed Income Fund—This fund invests in government and corporate bonds and is structured to earn income without significant price improvement.

SEI Large Cap Value Fund—This fund is structured to invest in equity securities of large companies. This fund invests in the stocks of companies whose prices appear low relative to certain fundamental characteristics such as earnings, book value, or return on equity. The value of the fund will rise and fall based on these companies’ performance.

SEI International Equity Fund—This fund purchases equity securities in companies outside of the United States. The majority of these investments are made in European and Asian companies that have a long-term potential for growth.

SEI Small Cap Growth Fund—This fund invests in equity securities of small companies. The object of this fund is to allow the investment to grow as the companies grow.

SEI Large Cap Growth Fund—This fund invests in equity securities of large companies. The object of this fund is to allow the investment to grow as the companies grow.

SEI Diversified Moderate Growth Fund—This fund seeks to provide long-term capital appreciation with a limited level of current income through investments in equity and fixed-income funds, including non-U.S. equity funds.

SEI Diversified Global Growth Fund—This fund invests primarily in other equity funds. The object of this fund is to provide long-term capital appreciation through participation in both U.S. and international equity markets.

SEI Diversified Global Stock Fund—This fund is designed to provide long-term capital appreciation through participation in the global equity markets. The fund achieves this goal primarily through investment in both U.S. and non-U.S. equities.

SEI Diversified Conservative Fund—This fund invests primarily in money market and fixed income funds to provide current income with the opportunity for capital appreciation.

SEI Emerging Markets Equity Fund—This fund seeks to provide capital appreciation by investing primarily in a diversified portfolio of equity securities of emerging market issuers.

SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2002 and 2001

SEI Daily Income Treasury II Fund—This fund seeks to provide higher current income than that typically offered by a money market fund by investing primarily in U.S. Treasury and agency obligations.

SEI Investments Company Common Stock Fund—This fund seeks long-term growth by investing in shares of the Company’s common stock, which is publicly traded on NASDAQ under the symbol SEIC.

Participants are immediately vested in their salary deferral contributions to the Plan and all employer contributions credited to their accounts at the time of contribution plus any earnings (losses) thereon.

Amounts in participants’ accounts will be distributed in the form of installments, an annuity, lump-sum amount, or a combination thereof to participants or their beneficiaries upon termination of employment, retirement, death, or total disability. Employee contributions in a participant’s deferral account may be withdrawn during employment after the employee reaches age 59-1/2 or upon showing immediate and substantial financial hardship. Distributions that are not hardship or upon a participant attaining age 59-1/2 are potentially subject to excise tax.

Under the tax-deferral feature, a participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50% of the participant’s account balance (excluding the voluntary contribution account balance) reduced by the highest outstanding loan balance from the Plan during the preceding 12 months. The minimum loan amount is $1,000. The loans are made at interest rates equivalent to those being charged on similar commercial loans with terms from one year to five years, including loans for the purchase of a primary residence, which can have terms of up to 30 years.

Participants may no longer make post-tax contributions into the Plan; however, they may withdraw previously contributed post-tax amounts at any time.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

(b)	Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value in the accompanying financial statements. The Company’s common stock is valued at its quoted market price. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Securities transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Expenses of the Plan

All administrative costs of the Plan are paid by the Company.

SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of the net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in assets available for benefits.

(3)	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2002 and 2001 are as follows:

	2002	2001
SEI Stable Asset Fund	$13,172,584	$10,487,239
SEI Large Cap Value Fund	16,776,144	19,082,063
SEI Small Cap Growth Fund	12,411,447	17,598,977
SEI Large Cap Growth Fund	14,660,787	19,545,006
SEI Diversified Growth	7,267,935	—
SEI Diversified Global Stock Fund	5,511,325	—
SEI Core Fixed Income	5,900,219	—
SEI Investments Company Common Stock Fund	16,024,634	29,173,625

SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2002 and 2001

During 2002, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $29,052,468 as follows:

2002
Mutual Funds	$(19,836,268)
Common Stock of the Company	(9,216,200)

Net depreciation in fair value of investments	$(29,052,468)

(4)	Income Taxes

The Internal Revenue Service issued a determination letter, dated October 11, 1995, stating that the Plan was designed in accordance with applicable Internal Revenue Code requirements as of that date. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, management believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2002 and 2001.

(5)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of whole or partial termination of the Plan, or complete discontinuance of employer contributions, each participant shall receive a total distribution of his or her account.

(6)	Distributions to Participants

Distributions to terminated participants are generally made as soon as reasonably possible after notification. There were no distributions payable to participants at December 31, 2002. Distributions payable to participants amounted to $1,919 at December 31, 2001.

(7)	Reconciliation to Form 5500

Distributions payable to participants are recorded as a liability in the Plan’s Form 5500 and not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

Notes to Financial Statements

December 31, 2002 and 2001

The following table reconciles net assets available for benefits and benefits paid to participants per the financial statements to the Form 5500 as filed by the Company.

	2002 benefits paid	Net assets available for benefits December 31, 2001
Per financial statements	4,085,541	120,387,157
Accrued distributions		(1,919)
Reversal of 2001 accrual for distributions	(1,919)	—

Per Form 5500	4,083,622	120,385,238

(8)	Related Party Transactions

All investments of the Plan are in mutual funds sponsored by the Company and common stock of the Company. Therefore, these investments and transactions qualify as party-in-interest transactions.

SEI INVESTMENTS CAPITAL ACCUMULATION PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

Description	Current Value
*SEI Stable Asset Fund	13,172,584

*SEI Institutional Managed Trust—Core Fixed Income Fund	5,900,219

*SEI Institutional Managed Trust—Large Cap Value Income Fund	16,776,144

*SEI Institutional International Trust—International Equity Fund	3,672,436

*SEI Institutional Managed Trust—Small Cap	12,411,447

*SEI Institutional Managed Trust—Large Cap	14,660,787

*SEI Asset Allocation Trust—Diversified Moderate	1,798,625

*SEI Asset Allocation Trust—Diversified Global Growth Fund	7,267,935

*SEI Asset Allocation Trust—Diversified Global Growth Stock Fund	5,511,325

*SEI Asset Allocation Trust—Diversified Conservative Fund	967,328

*SEI Institutional International Trust—Emerging Markets Equity Fund	970,097

*SEI*Daily Income Treasury II Fund	15

*SEI Investments Company Stock Fund	16,024,634

*Participant loans (interest rates range from 8.0% to 9.0%)	1,249,508

Total	100,383,084

*	Represents a party-in-interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEI Investments Company Capital Accumulation Plan

Date:	June 30, 2003	By:	/s/ DENNIS MCGONIGLE
Dennis McGonigle Chief Financial Officer